October 12, 2018

Gary Smalley
Chief Financial Officer
Tutor Perini Corporation
15901 Olden Street
Sylmar, CA 91342-1093

       Re: Tutor Perini Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-06314

Dear Mr. Smalley:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction